Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,	2017	2016	2015	2014	2013
(Dollars in millions)
EARNINGS:
Income (loss) before income taxes[1]	$(272)	$82	$404	$(59)	$258
Add (deduct):
Equity in earnings of unconsolidated entities	(137)	(140)	(140)	(130)	(132)
Distributions from unconsolidated entities	136	93	60	112	126
Amortization of capitalized interest	6	6	6	6	4
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(1)	(1)	(6)	(2)	(7)
	(268)	40	324	(73)	249
Add fixed charges:
Consolidated interest expense[2]	113	113	86	57	44
Interest portion (1/3) of consolidated rent expense	55	54	51	51	54
	$(100)	$207	$461	$35	$347
FIXED CHARGES:
Consolidated interest expense[2]	$113	$113	$86	$57	$44
Capitalized interest	1	1	3	6	18
Interest portion (1/3) of consolidated rent expense	55	54	51	51	54
	$169	$168	$140	$114	$116

RATIO OF EARNINGS TO FIXED CHARGES	*	1.23	3.29	*	2.99

[1]	Includes non-cash charges related to losses on impairment of $370 million in 2017.
Includes gain on sale of business and other exit costs, net of $1 million, $114 million, $33 million and $247 million in 2017, 2015, 2014 and 2013, respectively.
Includes gain on license sales and exchanges, net of $22 million, $19 million, $147 million, $113 million and $255 million in 2017, 2016, 2015, 2014 and 2013, respectively.
Includes gain on investments of $19 million in 2013.
[2]	Interest expense on income tax contingencies is not included in fixed charges.
*	Earnings in 2017 and 2014 were inadequate to cover fixed charges by $269 million and $79 million, respectively.